UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40487

HUT 8 MINING CORP.

(Exact Name of Registrant as Specified in Its Charter)

24 Duncan Street, Suite 500, Toronto, Ontario, M5V 2B8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐            Form 40-F  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUT 8 MINING CORP.

Date:	August 4, 2023	By:	/s/ Aniss Amdiss
			Name:	Aniss Amdiss
			Title:	Chief Legal Officer

HUT 8 MINING CORP.

Table of Contents

Items	Description

1	Notice of Annual Meeting of Shareholders

Item 1

Date: AUG 3,2023	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: HUT 8 MINING CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	August 08, 2023
Record Date for Voting (if applicable) :	August 08, 2023
Beneficial Ownership Determination Date :	August 08, 2023
Meeting Date :	September 12, 2023
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	44812T102	CA44812T1021

Sincerely,

Computershare

Agent for HUT 8 MINING CORP.

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